Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratios)

	Year Ended November 30,
	2015	2014	2013	2012	2011
Pre-tax (loss) income from continuing operations	$(15.4)	$11.7	$26.5	$36.9	$30.1
Adjustment for (income) loss from equity investees	—	—	—	—	—
Pre-tax (loss) income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(15.4)	$11.7	$26.5	$36.9	$30.1
Distributed income equity investees	—	—	—	—	—
Less: Capitalized interest	—	—	—	—	—
Amortization of interest previously capitalized	—	—	—	—	—
Adjusted pre-tax (loss) income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(15.4)	$11.7	$26.5	$36.9	$30.1
Fixed Charges:
Interest expense	$25.3	$30.6	$29.6	$33.8	$35.3
Interest capitalized during the period	—	1.0	—	—	—
Amortization of debt issuance costs	2.0	2.3	2.3	2.7	2.7
Imputed interest portion of rent expense	1.7	2.3	2.2	1.4	1.4
Total Fixed Charges	$29.0	$36.2	$34.1	$37.9	$39.4
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	$13.6	$47.9	$60.6	$74.8	$69.5
Ratio of Earnings to Fixed Charges	.5	1.3	1.8	2.0	1.8